June 3, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Fast Lane Holdings, Inc.

Form 10-12G/A

Filed May 10, 2019

File No. 000-56019

To the Men and Women of the Securities and Exchange Commission:

Fast Lane Holdings, Inc., a Delaware corporation (“we”, “us”, or the “Company”), is submitting this letter in response to comments contained in the Staff letter, dated May 30, 2019, addressed to Mr. Paul Moody, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form 10-12G/A, filed with the Securities and Exchange Commission on May 10, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Amendment No. 4 to Form 10-12G filed May 10, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

1. We note Fast Lane’s response to prior comment 1. The Form 10 appears to be disclosing that Fast Lane issued all of its outstanding securities in 2018, and that all of Fast Lane’s outstanding securities issued to its affiliates and non-affiliates are not freely tradable; we note for example the disclosure on page 4 regarding "Section 4(1)" and Rule 144. Therefore, it is unclear (1) what role Fast Lane had in the trades of its securities that have occurred since Fast Lane issued them and (2) whether Fast Lane has taken any steps to ensure its issuance of its securities that were not freely tradable was not part of a distribution that required registration, whether that distribution involved affiliates or nonaffiliates. Please expand your response to clarify.

COMPANY RESPONSE:

We have amended the Form 10 on page 4 as follows:

“Shares of our restricted common stock which are not registered with the Securities and Exchange Commission, but are currently held by shareholders, cannot be sold under the exemptions from registration provided by Rule 144 under or Section 4(1) of the Securities Act (“Rule 144”) so long as the Company is designated a “shell company” and for 12 months after it ceases to be a “shell company,” provided the Company otherwise is in compliance with the applicable rules and regulations. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.”

Fast Lane Holdings, Inc. and its affiliates have had no role whatsoever in the trades of its securities that occurred since Fast Lane issued them, with the exception of those shares issued to Giant Consulting Services, LLC. Fast Lane Holdings, Inc. and its affiliates have, as mentioned in the previous correspondence, taken steps to ensure that the shares issued to Giant Consulting Services, LLC were not, in any part whatsoever, a means to illicit a distribution. Fast Lane Holdings, Inc. has instructed its transfer agent not to register the transfer of any restricted shares until Rule 144(i)(2) has been met or another exemption is available.

Recent Sales of Unregistered Securities, page 13

2. We note the disclosure in response to prior comment 3 that "Giant Motorsports Delaware has no assets to the best knowledge of the Issuer." Please expand the disclosure to clarify whether Giant Motorsports had any assets at the time of the transactions disclosed on page 3.

Company Response:

We have revised our disclosure on page 13. It now states: “Paul Moody, the Director of Giant Motorsports, Inc. (Nevada), did not discover any assets of Giant Motorsports, Inc. (Nevada) from the time he was appointed Director until the completion of the Holding Company Reorganization and subsequent separation of Giant Motorsports, Inc. as a stand-alone company.”

3. Please expand the response to prior comment 3 to clarify why Fast Lane acquired Giant Motorsports Delaware if Giant Motorsports Delaware did not fit into Fast Lane’s business plan and therefore was to become a stand-alone company on the day that Fast Lane acquired it.

Company Response:

Giant Motorsports Delaware, Inc. (“GMOS”) is deemed to be the legal acquirer of Fast Lane Holdings, Inc. (“FLHI”). FLHI was formed by GMOS as a wholly owned subsidiary to effectuate a holding company reorganization pursuant to DGCL 251(g). Immediately after the completion of the merger and subsequent restructuring, FLHI implemented a blank check business plan and legally abandoned its old business plan through corporate separation with GMOS. Corporate separation ameliorated shareholder confusion about our identity and our corporate objectives.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned.

Thank you for your ongoing courtesy in this matter.

Fast Lane Holdings, Inc.

By: /s/ Paul Moody

Paul Moody

Chief Executive Officer